September 26, 2019

Mr. Jawad A. Ahsan
Chief Financial Officer
Axon Enterprise, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

       Re: Axon Enterprise, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-16391

Dear Mr. Ahsan:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable, page
59

1. You state that you derive revenues from two primary sources (1) the sale of physical product including but not limited to CEWs, Axon cameras and Axon signal enabled devices and (2) subscriptions to your Axon Evidence management software as a service.
      You state that many of your products and services are sold on a standalone basis and you also bundle your hardware products and services together and sell them to customers in a single transaction. Please address the following:
        You indicate you enter into contracts that can include various combinations of products and services, each of which is generally distinct and accounted for as a separate performance obligation. More fully explain to us how you determine your products and services are capable of being distinct and are distinct within the context of the contract. Also, since you indicate your combination of products and services
 Mr. Jawad A. Ahsan
Axon Enterprise, Inc.
September 26, 2019
Page 2
             are generally distinct, tell us any circumstances when you determine your products and services are not distinct, explain how you account for such contracts, and quantify the revenue from such contracts, if possible. Refer to ASC 606-10-25-19 through 25-22;
             You indicate for contracts with multiple performance obligations, you allocate the contract transaction price to each performance obligation using your estimate of the standalone selling price of each distinct good or service in the contract. More fully explain to us how you determine each performance obligation and how you estimate standalone selling prices. Tell us what products and services are generally sold separately. Also, explain to us what consideration you give to using customary discounts or other adjustments to list prices, as applicable, how you allocate trade-in allowances, and how you estimate amounts allocated to stand ready obligations. Refer to ASC 606-10-32-31 through 32-41;
             You disclose performance obligations to deliver products including CEWs, cameras and related accessories are generally satisfied at a point in time. More fully explain to us when performance obligations to deliver these products are not satisfied at a point in time. Specifically address when and how you recognize revenue for contracts that bundle Axon cameras and Axon signal enable devises with Axon Evidence and cloud services and explain to us if Axon cameras and signal enabled devices are functional without Axon Evidence and/or cloud services;
             More fully explain to us how you recognize revenue for bundle services, including how you recognize revenue under the extended payment plan for Taser 60. Address if the annual payments compensate you for your performance to date. Refer to ASC
             606-10-25-27 and ASC 606-10-55-11 through 55-15; and
             In a risk factor, you indicate you sell products and services to distributors and through direct sales. Tell us what consideration you gave to presenting disaggregated revenue by end user in accordance with ASC 606-10-50-5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell,
Staff Accountants at 202-551-3709 if you have questions.




                                                               Sincerely,
FirstName LastNameMr. Jawad A. Ahsan
                                                               Division of
Corporation Finance
Comapany NameAxon Enterprise, Inc.
                                                               Office of
Manufacturing and
September 26, 2019 Page 2                                      Construction
FirstName LastName